EXHIBIT 99.1

POET Technologies to Exhibit at CIOE 2026, Present High-Power Laser Light Sources for AI Interconnects at IFOC

SVP Dr. Mo Jinyu to address IFOC on September 8; POET at Booth 13A35, Hall 13, September 9–11, Shenzhen

TORONTO, Sept. 04, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (NASDAQ: POET), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today announced that it will exhibit at the 2026 China International Optoelectronic Expo (CIOE), taking place September 9-11, 2026, at the Shenzhen World Exhibition and Convention Center.

Preceding the 27th CIOE, POET’s Senior Vice President, Global Product Development, Dr. Mo Jinyu, will speak to delegates at the 2026 Infostone Optical Communication and Market Technology Conference (IFOC) about “High Power and Multi-wavelength Laser Light Sources for CPO/AI/ML Interconnects.” Her speech will take place on September 8 at 2:50 p.m. local time in the IFOC Forum.

“For 2026, we expect to share details of our continued manufacturing progress and the reasons why a growing number of industry leaders see POET’s wafer-level chip-scale packaging technology as a viable solution to their needs for low-cost, high-power optical interconnects. We will also be discussing the Company’s continued advancements in deploying next-generation applications for AI connectivity in hyperscale data centers,” said Dr. Suresh Venkatesan, POET Chairman and CEO.

CIOE and IFOC are interconnected events that occur each September in Shenzhen. Together, they create the annual convergence of the global optical communications and photonics industries. IFOC runs from September 7 to 8 and CIOE immediately follows. As a premier exhibition spanning the entire optoelectronics industry chain, CIOE brings together over 3,800 leading exhibitors from 30-plus countries and regions. More than 240,000 professional visitors are expected.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET’s Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Company's expectations with respect to its ability to advance customer and prospective customer relationships, its intention to ramp production, its deployment of capital, its ability to secure supply chain partnerships, its ability to increase sales and recruit new staff, and the Company’s ability overall to advance its business objectives. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, potential changes in the Company’s capital needs, changes in the technological or macroeconomic environment that result in demand for the Company’s products being less than expected, changes in production requirements, inability to source and install capital equipment, inability to find and recruit new staff or to qualify and deliver its products on time, and risks that the Company will not be able to identify or consummate suitable acquisitions and/or partnerships and risks relating to the integration and success of any acquisitions and/or partnerships that are consummated.  For further information concerning these and other risks and uncertainties, refer to the Company's filings on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise the forward-looking information and statements except as required by applicable securities laws.

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